VIA EDGAR

August 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 2054

Re:	Mechanical Technology, Incorporated
File No. 333-257300 Registration Statement on Form S-1/A

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Univest Securities, LLC, acting as representative of the underwriters, hereby joins Mechanical Technology, Incorporated in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 18, 2021, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated August 13, 2021, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Univest Securities, LLC

By: /s/ Edric Yi Guo

Name: Edric Yi Guo

Title: Head of Investment Banking